FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

22 February 2018

HSBC Holdings plc

Retirement of Directors

HSBC Holdings plc (the "Company") announces that Phillip Ameen, Joachim Faber and John Lipsky will retire as non-executive Directors at the end of their current terms of office upon the conclusion of the Annual General Meeting ("AGM") of the Company to be held on 20 April. They will therefore not be seeking re-election by shareholders at the 2018 AGM, the notice of which will be issued to shareholders on or around 7 March.

The Group Chairman and the Board would like to express their sincere thanks to each of them for their wise counsel, valuable insights and important contributions to the Board and to the committees on which they have served.

In accordance with Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that there are no matters which need to be brought to the attention of shareholders of the Company in connection with Phillip Ameen, Joachim Faber and John Lipsky's retirement from the Board.

For and on behalf of the Board

Ben J S Mathews
Group Company Secretary

Notes:

1)
The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, John Flint, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

2)
No payments are expected after the date of retirement and no payment for loss of office or other remuneration payment was made or is expected to be made in respect of the retirements of Phillip Ameen, Joachim Faber and John Lipsky.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 22 February 2018